August 12, 2009

Via EDGAR – CORRESP

Mr. John Cash

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

RE:	Entegris, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Definitive Proxy Statement filed April 3, 2009
Form 10-Q, for the quarter ended March 28, 2009
File No. 001-32598

Dear Mr. Cash:

This letter responds to your letter of August 6, 2009 with comments upon the above disclosure documents filed by Entegris, Inc. (“Entegris” or the “Company”).

This letter will respond to your comments in the order and use the same numerical reference presented in your letter of August 6th. Our response to each comment follows the repetition of your comment.

S.E.C. Comment #1.

We have read your response to our prior comment number three and appreciate your efforts to find ways to enhance the discussion of your long-lived assets impairment testing. We believe additional clarifying information is necessary for a reader’s full understanding of your impairment analysis, Specifically, please address the following in future filings:

•

Please quantify the material assumptions underlying your undiscounted cash flows and quantify the potential impact of changes in each material assumption by providing sensitivity analyses based on reasonably likely changes in those assumptions. In this regard, we note that all your asset groups had future undiscounted cash flows in excess of their carrying values by at least 40%. However, without a discussion of your underlying assumptions used to estimate your undiscounted cash flows, it would be difficult for readers of your financial statements to fully understand and evaluate your analysis.

•

Your disclosures should address if and how your assumptions and/or methodologies used to evaluate goodwill in the current year changed since the prior year and should highlight the impact of any such changes. Also, you should disclose any other material and useful information that you gather and analyze regarding the risks of recoverability of your long-lived assets.

Entegris Response to S.E.C. Comment # 1:

In future filings the Company will expand its disclosure concerning future long-lived asset impairment testing when, and if, a trigger event occurs that requires the Company to assess its long-lived assets for impairment. Such disclosure will quantify the assumptions underlying the Company’s undiscounted cash flows and the potential impact of changes in those assumptions.

In addition, in future filings the Company will expand its disclosure concerning the assumptions and methodologies underlying its future impairment tests of goodwill.

Mr. John Cash, Branch Chief

Securities and Exchange Commission

August 12, 2009

Please note that, as a result of write-offs recorded in 2008, the Company currently has no goodwill. Additionally, please note that the methodology utilized for goodwill impairment testing resulting in those write-offs did not change from the prior year. Rather, the write-offs of the goodwill balance as of December 31, 2008 were the result of the significant deterioration in the Company’s share price and forecasted future results which caused a material change in the discounted cash flow evaluation.

S.E.C. Comment #2.

We note your response to comment 8 of our letter dated June 30, 2009. Please file the schedules and exhibits to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, dated March 2, 2009 and filed as Exhibit 99.1 to the Form 8-K filed on March 4, 2009. Please be advised that you may redact information from your filing pursuant to an application for confidential treatment filed under and that Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under that would be exempt from disclosure under the Freedom of Information Act. Failure to comply with either the substantive or procedural aspects of the Commission’s confidential treatment process may result in a denial of an application.

Entegris Response to S.E.C. Comment # 2:

On August 12, 2009, the Company filed a Form 8-K/A that included the schedules and exhibits to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, dated March 2, 2009, as Exhibit 99.2 to the Form 8-K/A. Certain information was redacted from Exhibit 99.2 in compliance with Exchange Act Rule 24b-2.

S.E.C. Comment #3.

We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 35-8238, available on our website at http://www.sec.aovlrulesIfina1/33-8238.,

Entegris Response to S.E.C. Comment # 3:

In future Forms 10-K and 10-Q the Company will either include the requested revised language or will remove the paragraph relating to the level of assurance to be expected from the Company’s disclosure controls and procedures.

Mr. John Cash, Branch Chief

Securities and Exchange Commission

August 12, 2009

Based on our understanding of the requests made in your comments and on our responses and undertakings concerning future disclosures in this letter, we do not anticipate amending any past filings, but will make the enhanced disclosures discussed in this letter in future filings as appropriate.

Very truly yours,

ENTEGRIS, INC.

By:	/s/ Gregory B. Graves
Gregory B. Graves
Executive Vice President & Chief Financial Officer